Mail Stop 6010

December 6, 2007

A. Greig Woodring
Chief Executive Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, MO 63017

>   **Re: Reinsurance Group of America, Incorporated**
>   **Definitive Proxy Statement**
>   **Filed April 11, 2007**
>   **File No. 001-11848**

Dear Mr. Woodring:

    We have reviewed your response letter dated October 25, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your response to prior comment 2 and 5. With respect to your employee solicitation concerns, it is unclear why the disclosure of the target information on a historical basis would be any more useful to your competitors or cause any more competitive harm than the disclosure of the actual compensation paid to the named executive officers that is already contained in your proxy statement. It is also unclear why such information would not be material to your shareholders' understanding of your prior year's compensation decisions with respect to the named executive officers. As such, we continue to believe that you should disclose the specific quantitative and qualitative aspects of the performance objectives used to determine incentive payments and grants for the prior fiscal year in your future filings.

2.   As requested in our prior letter, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney